Exhibit 12

J.C. Penney Company, Inc.
Computation of Ratios of Earnings to Fixed Charges
(Unaudited)

	52 Weeks	53 Weeks	52 Weeks	52 Weeks	52 Weeks
	Ended	Ended	Ended	Ended	Ended
($ in millions)	2/1/2014	2/2/2013	1/28/2012	1/29/2011	1/30/2010
Income/(loss) from continuing operations before income taxes	$(1,886)	$(1,536)	$(229)	$581	$403
Fixed charges:
Net interest expense	352	226	227	231	260
Interest income included in net interest	1	6	8	11	10
Loss on extinguishment of debt, bond premiums and unamortized costs	114	—	—	20	—
Estimated interest within rental expense	99	101	104	102	98
Capitalized interest	—	—	—	—	4
Total fixed charges	566	333	339	364	372
Capitalized interest	—	—	—	—	(4)
Total earnings available for fixed charges	$(1,320)	$(1,203)	$110	$945	$771
Ratio of earnings to fixed charges	(2.3)	(3.6)	0.3	2.6	2.1
Coverage deficiency	1,886	1,536	229	—	—